UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                     MyTravelGuide.com, Inc.
          (Name of Small Business Issuer in its charter)

Nevada                                   88-0421583
State or other jurisdiction of         (I.R.S. employer
incorporation or organization           identification
                                            number)

8275 South Eastern Avenue, Suite 200
Las Vegas, Nevada                                 89123
(Address of principal executive offices)        (Zip Code)


Issuer's Telephone Numbers: BC (604) 922-0584 NV (702) 990-8800

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

                        TABLE OF CONTENTS

                                                  Page No.

Part I
     Item 1.  Description of Business                 3
     Item 2.  Management's Discussion and Analysis    5
     Item 3.  Description of Property                 8
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management        8
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons           8
     Item 6.  Executive Compensation                  9
     Item 7.  Certain Relationships and Related
              Transactions                            9
     Item 8.  Description of Securities              10

Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    10
     Item 2.  Legal Proceedings                      11
     Item 3.  Changes In and Disagreements with
              Accountants                            11
     Item 4.  Recent Sales of Unregistered
              Securities                             11
     Item 5.  Indemnification of Directors and
              Officers                               11

Part F/S                                             12

Part III
     Item 1.  Index to Exhibits                      21
     Item 2.  Description of Exhibits                21

Signatures                                           21

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     MyTravelGuide.com, Inc., (the "Issuer" or "Company") was incorporated under the laws of the State of Nevada on December 3, 1998, as Diligencia Technologies, Inc. The Company has no subsidiaries and no affiliated companies. On February 25, 2000, the Board of Directors approved the name change of the Company to MyTravelGuide.com, Inc.

     The Company is a development stage company, which does not currently have supply contracts and, does not have revenues from operations for the last two fiscal years.

Business of Issuer
------------------

     The Company intends to engage in the internet travel business. The Company intends to acquire a fully operational travel portal that specializes in consumer travel solutions, featuring a 7000-page world travel guide, airline, car, and discount hotel bookings, web cams, comprehensive and accurate global weather information, web directory database and online travel bookstore. MyTravelGuide.com will also provide free access to a currency converter, language translator, interactive atlas, travel planner, flight tracker, world clock, and driving directions in any city in the US.

     The Company's products will be marketed over the internet on a worldwide basis. Management of the Company believes there is a demand for these products due to the rapid increase in world travel.

     The Company leases suitable office space in Las Vegas, Nevada to sell travel services directly over the Internet. A
Pilot Company Web-Site was commenced as mytravelguide.com.

     While the Company believes that it will compete effectively, the Company will compete with a number of providers and marketers of travel services which have substantially greater resources than the Company and many of which have well-recognized brand name services and broader and more established distribution networks. The Company anticipates being able to utilize its smaller size to attract those seeking more personalized service and to maintain its ability to adapt with technological changes over the Internet and in the market place. Further, the Company expects to utilize the Internet to further attract customers via various search engines upon completion of various web pages. Specific organizations with whom the Company intends to compete are all travel agencies and travel web sites in the travel business

Planned Business
----------------

     The Company plans to market and promote its travel services and products. Once established, the Company intends to promote its travel services and products and sell Eurail, Britrail, and Europasses receiving a 5% commission on all sales. At this time, the Company does not have any principal business suppliers.

     The web-site will earn revenues from the following sources: airline, hotel, car reservations, guide book sales, advertising banner revenues, travel health insurance, expedited passport services, rail bookings and the sale of travel related products and videos.

     Advertisers will pay on a per impression basis at the rate of $0.0025 per impression. Currently on the Internet, the average visitor generates a 6.0 ad banner impressions per visit, translating into 1.5 cents of advertising revenue. The Company also proposes to sell travel insurance packages through a partnership with Highways to Health receiving a 20% commission on sales.

      At this time, the Company does not have any principal business suppliers.

Website and E-Commerce
----------------------

     The Company is proposing to enter the Internet business with a first class web page and links. The pilot Website is located on the World Wide Web at www.mytravelguide.com.

Marketing
---------

     The Company intends to rely on e-commerce to implement the Company's marketing objectives. The Company also intends to utilize direct e-mail to expand its contacts and client base.

     The Company does not anticipate being dependent on one major or a few major customers. The Company intends to supply travel services internationally through the use of the web page and credit card services. Also, management of the Company expects that the posting of the web page on various search engines on the Internet will attract customers. However, there is no guarantee that the Company's web site will promote the growth of the company.

     As of the date of this Registration Statement, the Company has one full time and two part time employees, neither of whom have entered into an employment arrangement with the Company. The Company's president, Ryan Christopher Patrick Logtenberg works full-time for the Company. The Secretary Treasurer is Ms. Robin
J. Harvey who works part time.

     The Company does not have any collective bargaining agreements covering any of its employees, has not experienced any material labor disruption and is unaware of any efforts or plans to organize its employees. The Company considers relations with its employees to be good.

     Other than the development of its pilot website, the Company has no intellectual property rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements
--------------------------

     This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur. The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

     The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

PLAN OF OPERATION

     The Company proposes to enter the travel business over the Internet.

     No product research or development is considered necessary;
no new equipment or plant is required. The Company expects to employ 15 people as employees over the next twelve (12) months

Revenue
-------

     The Company has received no revenue from operations since inception. However, since the Company is still in the development stage its income and expenses were nominal.

Liquidity
---------

     The Company will have to raise additional capital in the next twelve months from close friends and business associates on a private placement basis pursuant to Rule 505 or 506 dependent upon the advice of counsel. As of December 31, 1999, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon proceeds from the sale of the Company's common stock and possible future cash flow from operations. Since the Company is in its development stage and has not entered into any contracts, attracted clientele or otherwise engaged in any activity that would generate revenue at this time, the Company does not currently have the revenue necessary to fund future operations of the Company. If the Company is unable to obtain adequate funds from the sale of its stock in public offerings, private placements, or alternative financing arrangements, it may be necessary to postpone any acquisitions or the Company's ability to obtain Letters of Credit. The Company, under such circumstances, would resort to using cash flow for internal growth.

     While the Company has raised capital to meet its working capital and financing needs, additional financing is required in order to complete the business plan. The Company is seeking financing, in the form of equity and debt in order to provide working capital. There are no assurances the Company will be successful in raising the funds required.

     The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services, satisfy indebtedness and/or make acquisitions utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

     The plan of the Company is to raise more financing as soon as the Company's shares are approved for trading to enable the Company to enter into purchase and supply contracts.

Potential Uncertainties
------------------------

     As the Company expects eventually to sell via e-commerce internationally, and such receivables may be generated in foreign currencies, fluctuations in the value of currencies relative to the United States dollar could adversely affect the Company's profitability.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's principal executive and administrative offices are located in Nevada at 8275 South Eastern Avenue, Suite 200, Las Vegas Nevada 89123, in which it shares leased premises under a month-to-month agreement with an executive office center. The Company intends to stay at this premises until it gets economically viable or until the Company has made other plans or found suitable space. The Company is obligated to pay $150 in rent per month on a shared office basis for economic reasons until the Company has adequate financing to develop its business. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     As of the date of this filing the Company's officers and directors did not own any securities or the right to acquire any securities of the Company. Further, as of the date of this filing management of the Company is not aware of any person or group who owns 5% or more of the securities of the Company.

CHANGES IN CONTROL

     The Company has no arrangements that might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the officers and directors of the Company, their ages, and all positions held with the Company.

Name                                    Age   Positions
---------------------------------------------------------------

Ryan Christopher Patrick Logtenberg     25    President &
                                              Director

Robin J Harvey                          42    Secretary,
                                              Treasurer and
                                              Director

     Ryan Christopher Patrick Logtenberg is President and a Director of the Company. Mr. Logtenberg attended McGill University, Montreal, Quebec until 1996. He was the President of Exploration Net 1996-1997 and Vice President of Development for Information Highway, Inc. 1997-1998. He became President of Otherways Media, Inc. in 1999 before becoming President and Director of MyTravelGuide.com, Inc., in 2000. He devotes approximately 50 hours per week to the affairs of the Company

     Robin J. Harvey is Secretary Treasurer and a Director of the
Company. She has worked for Club Med International, in international operations in Vancouver, BC for the past five and one half years and before that at Avis for the previous 4 1/2 years.

ITEM 6. EXECUTIVE COMPENSATION

     There has been no executive compensation in any form to date due to the lack of working capital in the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its two officers.
There have been no transactions that have benefited or will benefit its officers or directors either directly or indirectly.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

     The Company has 50,000,000 authorized shares of Common Stock, $.001 par value per share, of which 200,000 shares are issued and outstanding as of March 31, 2000. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, preemptive or sinking fund rights.

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.



                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration
Statement on Form 10-SB to obtain listing on the OTC Bulletin
Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 200,000 shares of common stock which were issued as at December of 1999: 100,000 shares of common stock were issued in December of 1998, which may be sold in reliance upon Rule 144 of the Securities Act of 1933; and 100,000 shares of common stock which were sold in March of 1999 pursuant to Rule 504.

STOCKHOLDERS

     The are approximately 66 shareholders of record for the Company's common stock.


ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants or disagreements on accounting and financial disclosure matters. The Company has used the same auditor since inception.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In December 1998, the Company issued 100,000 shares of Common Stock at par $0.001 for cash proceeds of $100 in a private transaction. The above issuance of securities was issued in reliance on Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for transactions not involving any public offering.

     In March 1999, the Company sold 100,000 shares of Common
Stock for proceeds of $10,000 (at $.10 per share) pursuant to an exemption from registration provided Regulation D, Rule 504 of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION 0F DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.


                            PART F/S

Financial Statements
--------------------

     The audited financial statements for the years ended
December 31, 1998 and December 31, 1999 are filed in this Part
F/S.

                   DILIGENCIA TECHNOLOGIES, INC.

                   ( A DEVELOPMENT STAGE COMPANY )

                        FINANCIAL STATEMENTS

                       DECEMBER 31, 1999, AND

                        DECEMBER 31, 1998

                       TABLE OF CONTENTS


                                                  Page Number

   INDEPENDENT ACCOUNTANT'S REPORT                     1

   FINANCIAL STATEMENT

     Balance Sheets                                    2

     Statements of Operations and Deficit
       Accumulated During the Development Stage        3

     Statement of Changes in Stockholders' Equity      4

     Statements of Cash Flows                          5

     Notes to the Financial Statements                 6

                INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders of Diligencia Technologies, Inc.
Las Vegas, Nevada


     I have audited the accompanying balance sheets of Diligencia Technologies Inc. (a development stage company) as of December 31, 1999, and December 31, 1998, and the related statements of operations, cash flows, and changes in stockholders' equity for the period from December 3, 1998, (date of inception) to December 31, 1999. These statements are the responsibility of Diligencia Technologies Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Diligencia Technologies, Inc. as of December 31, 1999, and December 31, 1998, and the results of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from December 3, 1998, in conformity with generally accepted accounting principles.


/s/ DAVID COFFEY, CPA
David Coffey, C.P.A.
Las Vegas, Nevada
February 21, 2000

DILIGENCIA TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

                                 Dec. 31, 1999    Dec. 31, 1998
                                ---------------  ---------------

ASSETS

Cash                            $            41  $           100
                                ---------------  ---------------
     Total Assets               $            41  $           100
                                ===============  ===============

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                $         1,400  $           400
                                ---------------  ---------------
     Total Liabilities                    1,400              400

Stockholders' Equity
    Common stock, authorized
    50,000,000 shares at $.001
    par value, issued and
    outstanding 200,000 shares
    and 100,000 shares
    respectively                            200              100
    Additional paid-in capital            8,900                0
    Deficit accumulated during
    the development stage               (10,459)            (400)
                                ---------------  ---------------
      Total Stockholders' Equity         (1,359)            (300)


     Total Liabilities and
     Stockholders' Equity       $            41  $           100
                                ===============  ===============


The accompanying notes are an integral part of these financial statements.

DILIGENCIA TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
(With Cumulative Figures From Inception)

                                                              From Inception,
                      Jan. 1, 1999, to   Dec. 3, 1998, to    Dec. 3, 1998, to
                        Dec. 31, 1999     Dec. 31, 1998        Dec. 31, 1999
                      ----------------  -----------------  ------------------

Income                $              0                  0                   0

Expenses
   Organizational
      expense                        0                400                 400
   Consulting                   10,000                  0              10,000
   Office expenses                  59                  0                  59
                      ----------------  -----------------  ------------------
Total expenses                  10,059                400              10,459

Net loss                       (10,059)              (400) $          (10,459)
                                                           ==================
Retained earnings,
beginning of period               (400)                 0
                      ----------------  -----------------
Deficit accumulated
during the development
stage                 $        (10,459) $            (400)
                      ================  =================

Earnings ( loss ) per
  share assuming
  dilution:
Net loss              $          (0.05) $            0.00 $             (0.05)
                      ----------------  -----------------  ------------------
Weighted average
shares outstanding             183,333            100,000             176,923
                      ================  =================  ==================



The accompanying notes are an integral part of these financial statements.

DILIGENCIA TECHNOLOGIES, INC.
( A DEVELOPMENT STAGE COMPANY )
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM DECEMBER 3, 1998, (Date of Inception) TO
DECEMBER 31, 1999
                                            Additional
                          Common Stock       Paid-in
                         Shares    Amount    Capital    Total
                       ---------  --------  ---------  ---------
                                  $         $          $
Balance,
December 3, 1998            ----      ----       ----       ----

Issuance of common
stock for cash
December, 1998           100,000       100          0        100

Less net loss                  0         0          0       (400)
                       ---------  --------  ---------  ---------
Balance,
December 31, 1998        100,000       100          0       (300)

Issuance of common
stock for cash
March, 1999              100,000       100      9,900     10,000

Less offering costs            0         0     (1,000)    (1,000)

Less net loss                  0         0          0    (10,059)
                       ---------  --------  ---------  ---------
Balance,
December 31, 1999        200,000  $    200  $   8,900  $  (1,359)
                       =========  ========  =========  =========


The accompanying notes are an integral part of these financial statements

DILIGENCIA TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(With Cumulative Figures From Inception)


                                                              From Inception,
                      Jan. 1, 1999, to   Dec. 3, 1998, to    Dec. 3, 1998, to
                        Dec. 31, 1999     Dec. 31, 1998       Dec. 31, 1999
                      ----------------  -----------------  ------------------

CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net Loss              $        (10,059) $            (400) $          (10,459)
Non-cash items
included in net loss                 0                  0                   0
Adjustments to
  reconcile net loss
  to cash used by
  operating activity
    Accounts payable             1,000                400               1,400
                      ----------------  -----------------  ------------------

  NET CASH PROVIDED BY
  OPERATING ACTIVITIES          (9,059)                 0              (9,059)

CASH FLOWS USED BY
INVESTING ACTIVITIES                 0                  0                   0
                      ----------------  -----------------  ------------------

  NET CASH USED BY
  INVESTING ACTIVITIES               0                  0                   0

CASH FLOWS FROM FINANCING
ACTIVITIES
   Sale of common stock            100                100                 200
   Paid-in capital               9,900                  0               9,900
   Less offering costs          (1,000)                 0              (1,000)
                      ----------------  -----------------  ------------------

  NET CASH PROVIDED BY
  FINANCING ACTIVITIES           9,000                100               9,100
                      ----------------  -----------------  ------------------
  NET INCREASE IN CASH             (59)               100 $                41
                                                           ==================

CASH AT BEGINNING OF
PERIOD                             100                  0
                      ----------------  -----------------

  CASH AT END
  OF PERIOD           $             41  $             100
                      ================  =================

The accompanying notes are an integral part of these financial statements.

DILIGENCIA TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1999, AND DECEMBER 31, 1998

NOTE A     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           The Company was incorporated on December 3, 1998, under the laws of the State of Nevada. The business purpose of the Company is to engage in Internet web page design and Internet consulting.

           The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B     OFFERING COSTS

           Offering costs are reported as a reduction in the amount of paid-in capital received for sale of the shares.

NOTE C     EARNINGS (LOSS) PER SHARE

           Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE D     STOCK OFFERINGS

           In March of 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share for $10,000. The proceeds were to be used for Internet web page design and Internet consulting research.

                            PART III

ITEMS 1. AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
-------   -----------------------------------------------------

3.0       Articles of Incorporation
3.1       Amended Articles of Incorporation
3.2       By-laws
27.0      Financial Data Schedule


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            MyTravelGuide.com, Inc.
                            (Registrant)

Date:   March 31, 2000      By: /s/ RYAN CHRISTOPHER PATRICK
                                    LOGTENBERG
                            --------------------------------
                            Ryan Christopher Patrick Logtenberg
                            President, CEO and duly
                            authorized officer